Free Writing Prospectus dated July 31, 2019
Relating to Preliminary Prospectus dated July 31, 2019
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-232876

Beyond Meat, Inc.
This free writing prospectus relates to the offering of 3,250,000 shares of common stock of Beyond Meat, Inc. (“Beyond Meat”) and updates and supplements the preliminary prospectus dated July 29, 2019 (the “Initial Preliminary Prospectus”) that was included in the Registration Statement on Form S-1 (File No. 333-232876) relating to this offering of our common stock. On July 31, 2019, Beyond Meat filed Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of our common stock, which Amendment No. 1 includes an update to the Initial Preliminary Prospectus, which we refer to as the “Updated Preliminary Prospectus”. Amendment No. 1, including the Updated Preliminary Prospectus, may be accessed through the following link:
https://www.sec.gov/Archives/edgar/data/1655210/000162828019009320/beyondmeatfollowons-1a1.htm
This free writing prospectus should be read together with the Updated Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 14 of the Updated Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Updated Preliminary Prospectus.

The Offering

Common stock offered by us	250,000 shares

Common stock offered by the selling stockholders	3,000,000 shares

Options exercised in connection with shares to be sold in the offering	115,055 shares

Common stock to be outstanding after the offering	60,532,576 shares (including 115,055 shares to be exercised and sold in the offering upon exercise of vested options)

Option to purchase additional shares of common stock granted by the selling stockholders	487,500 shares

Use of proceeds
We intend to use the net proceeds received by us (i) to continue to increase our production and supply capabilities, (ii) to pay for marketing and promotional activities, and (iii) for general working capital purposes.

The selling stockholders will sell 92% of the shares sold in this offering (excluding shares sold if the underwriters exercise their option to purchase additional shares from the selling stockholders). We will not receive any proceeds from the sale of shares by the selling stockholders.

See “Use of Proceeds” for more information.

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” and all other information in this prospectus before investing in our common stock.

Listing	Our common stock is listed on the Nasdaq Global Select Market under the symbol “BYND.”
The number of shares of our common stock to be outstanding after this offering is based on 60,167,521 shares of common stock (including 140,560 unvested shares of restricted common stock subject to our repurchase right) outstanding as of June 29, 2019, plus 115,055 shares exercised in connection with this offering, and excludes:
•6,130,048 shares of common stock issuable upon exercise of stock options outstanding as of June 29, 2019, having a weighted-average exercise price of $11.01 per share (which excludes 115,055 shares of our common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options prior to the closing of this offering);
•70,360 shares of common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of June 29, 2019;
•3,437,794 shares of common stock reserved for future grant or issuance under our 2018 Equity Incentive Plan, or the 2018 Plan, as of June 29, 2019, plus shares that will automatically be added to the share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”; and

•804,195 shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, plus shares that will automatically be added to the share reserve each year, as more fully described in “Executive Compensation—Employee Stock Purchase Plan.”
Except as otherwise indicated, all information in this prospectus reflects and assumes:
•no exercise or termination of outstanding stock options after June 29, 2019 (other than the shares being exercised and sold in this offering); and
•no exercise by the underwriters of their option to purchase up to an additional 487,500 shares of our common stock from the selling stockholders in this offering.
Summary Financial Data
The following tables set forth summary financial data for the periods and at the dates indicated. The statements of operations data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2018 and June 29, 2019 and the summary balance sheet data as of June 29, 2019 have been derived from our unaudited interim condensed financial statements included elsewhere in this prospectus. In our opinion, this unaudited interim condensed financial data has been prepared on a basis consistent with our audited financial statements and contains all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data.
Our historical results are not necessarily indicative of the results to be expected for any future periods and our operating results for the six-month period ended June 29, 2019 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2019 or any other interim periods or any future year or period. You should read the following financial information together with the information under “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended
	2016	2017	2018	June 30, 2018	June 29, 2019
(in thousands, except per share data)				(unaudited)
Statements of Operations Data:
Net revenues	$16,182	$32,581	$87,934	$30,143	$107,457
Cost of goods sold	22,494	34,772	70,360	25,474	73,945
Gross (loss) profit	(6,312)	(2,191)	17,574	4,669	33,512
Restructuring expenses	—	3,509	1,515	642	1,241
Total operating expenses	18,454	26,374	45,563	17,524	36,643
Loss from operations	(24,766)	(28,565)	(27,989)	(12,855)	(3,131)
Total other expense, net	(380)	(1,814)	(1,896)	(237)	(12,938)
Loss before taxes	(25,146)	(30,379)	(29,885)	(13,092)	(16,069)
Income tax expense	3	5	1	—	21
Net loss	(25,149)	(30,384)	(29,886)	$(13,092)	$(16,090)
Net loss per common share—basic and diluted(1)	$(5.51)	$(5.57)	$(4.75)	$(2.21)	$(0.69)
___________________

(1)	All per share amounts have been adjusted retrospectively to reflect the 3-for-2 reverse stock split of our common stock on January 2, 2019.

(in thousands)	As of June 29, 2019
Balance Sheet Data:	Actual	As Adjusted(1)
Cash and cash equivalents	$276,987	$328,709
Working capital(2)	$321,393	$373,115
Total assets	$397,061	$448,783
Total debt	$30,467	$30,467
Total stockholders’ equity	$331,785	$383,507
___________________

(1)
The as adjusted balance sheet gives effect to the sale of shares of common stock by us in this offering at the assumed public offering price of $222.13 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on July 29, 2019, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Working capital is defined as total current assets minus total current liabilities.

(in thousands)	Year Ended December 31,			Six Months Ended
Non-GAAP Financial Data:	2016	2017	2018	June 30, 2018	June 29, 2019
Adjusted EBITDA(1)	$(21,957)	$(17,557)	$(19,312)	$(9,883)	$4,745
___________________

(1)
Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. We define Adjusted EBITDA as net loss adjusted to exclude, when applicable, income tax expense, interest expense, depreciation and amortization expense, restructuring expenses, share-based compensation expense, inventory losses from termination of an exclusive supply agreement with a co-manufacturer, costs of termination of an exclusive supply agreement with the same co-manufacturer, and expenses primarily associated with the conversion of our convertible notes and remeasurement of our preferred stock warrant liability and common stock warrant liability.

Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net loss, which is the most directly comparable GAAP measure. Some of these limitations are:
•Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•Adjusted EBITDA does not reflect restructuring expenses that reduce cash available to us;
•Adjusted EBITDA does not reflect share-based compensation expenses and, therefore, does not include all of our compensation costs;
•Adjusted EBITDA does not reflect other income (expense) that may increase or decrease cash available to us; and
•other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.
These non-GAAP financial measures should not be considered in isolation or as a substitute for financial information provided in accordance with GAAP. Below we have provided a reconciliation of

Adjusted EBITDA to net loss, as reported, the most directly comparable financial measure calculated and presented in accordance with GAAP, for each of the periods presented.

	Year Ended December 31,			Six Months Ended
(in thousands)	2016	2017	2018	June 30, 2018	June 29, 2019
Net loss, as reported	$(25,149)	$(30,384)	$(29,886)	$(13,092)	$(16,090)
Income tax expense	3	5	1	—	21
Interest expense	380	1,002	1,128	75	1,474
Depreciation and amortization expense	2,074	3,181	4,921	1,620	3,957
Restructuring expenses(a)	—	3,509	1,515	642	1,241
Remeasurement of warrant liability	—	385	1,120	259	12,503
Inventory losses from termination of exclusive supply agreement(b)	—	2,440	—	—	—
Costs of termination of exclusive supply agreement(c)	—	1,213	—	—	—
Share-based compensation expense	735	665	2,241	710	2,678
Other expense (income), net(d)	—	427	(352)	(97)	(1,039)
Adjusted EBITDA	$(21,957)	$(17,557)	$(19,312)	$(9,883)	$4,745
___________________

(a)
In connection with the termination of an exclusive supply agreement with a co-manufacturer in May 2017, we recorded restructuring expenses related to the impairment write-off of long-lived assets, primarily comprised of certain unrecoverable equipment located at the co-manufacturer’s site and company-paid leasehold improvements to the co-manufacturer’s facility, and legal and other expenses associated with the dispute with the co-manufacturer. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business—Legal Proceedings” elsewhere in this prospectus.

(b)	Consists of additional charges related to inventory losses incurred as a result of termination of an exclusive supply agreement with a co-manufacturer and is recorded in cost of goods sold.

(c)	Consists of additional charges incurred as a result of termination of an exclusive supply agreement with a co-manufacturer and is recorded in selling, general and administrative expenses.

(d)	Includes expenses associated with the conversion of our convertible notes.
USE OF PROCEEDS
We estimate that the net proceeds to us from our sale of 250,000 shares in this offering will be approximately $51.7 million, based on an assumed public offering price of $222.13 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on July 29, 2019, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed public offering price of $222.13 per share would increase (decrease) the net proceeds to us from this offering by approximately $0.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The principal purpose of this offering is to facilitate an orderly distribution of shares for the selling stockholders in the offering. In addition, we intend to use the net proceeds received by us (i) to continue to increase our production and supply capabilities, (ii) to pay for marketing and promotional activities, and (iii) for general working capital purposes.
We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering. We will, however, bear the costs, other than underwriting discounts and commissions,

associated with the sale of these shares. The selling stockholders may include certain entities affiliated with or controlled by members of our board of directors.
CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 29, 2019 on:
•an actual basis; and
•an as adjusted basis, giving effect to the sale and issuance of shares of our common stock by us in this offering (including 115,055 shares to be exercised and sold in the offering upon exercise of vested options but excluding proceeds from the exercise of these options) at an assumed public offering price of $222.13 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on July 29, 2019, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Our capitalization following the closing of this offering will be adjusted based on the actual offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus, the information set forth under the headings "Use of Proceeds," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information contained in this prospectus.

	As of June 29, 2019
(in thousands, except share and per share data)	Actual	As Adjusted(1)
Cash and cash equivalents	$276,987	$328,709
Debt:
Revolving credit facility	$6,000	$6,000
Term loan facility	19,543	19,543
Equipment financing loan	4,924	4,924
Total debt	$30,467	$30,467
Stockholders’ equity:
Preferred stock par value $0.0001 per share (500,000 shares authorized, no shares issued and outstanding, actual and as adjusted)	—	—
Common stock par value $0.0001 per share (500,000,000 shares authorized, 60,167,521 shares issued and outstanding, actual; 60,532,576 shares issued and outstanding, as adjusted)	6	6
Additional paid-in capital	477,541	529,263
Accumulated deficit	(145,762)	(145,762)
Total stockholders’ equity	$331,785	$383,507
Total capitalization	$362,252	$413,974

________________

(1)
Each $1.00 increase (decrease) in the assumed public offering price of $222.13 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on July 29, 2019, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $240,625, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The total number of shares of our common stock reflected in the table above is based on 60,167,521 shares of common stock (including 140,560 unvested shares of restricted common stock subject to our repurchase right) outstanding as of June 29, 2019, plus 115,055 shares exercised in connection with this offering, and excludes:
•6,130,048 shares of common stock issuable upon exercise of stock options outstanding as of June 29, 2019, having a weighted-average exercise price of $11.01 per share (which excludes 115,055 shares of our common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options prior to the closing of this offering);
•70,360 shares of common stock issuable upon the vesting of RSUs outstanding as of               June 29, 2019;
•3,437,794 shares of common stock reserved for future grant or issuance under our 2018 Plan as of June 29, 2019, plus shares that will automatically be added to the share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”; and
•804,195 shares of common stock reserved for issuance under the 2018 Employee Stock Purchase Plan, plus shares that will automatically be added to the share reserve each year, as more fully described in “Executive Compensation—Employee Stock Purchase Plan.”
DILUTION
If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value (deficit) as of June 29, 2019 was $331.8 million, or $5.51 per share of common stock. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 29, 2019.

After giving effect to (i) our sale of 250,000 shares of our common stock in this offering at an assumed public offering price of $222.13 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on July 29, 2019, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the issuance of 115,055 shares of our common stock upon the exercise of options in connection with this offering, our as adjusted net tangible book value as of June 29, 2019 would have been approximately $383.5 million, or approximately $6.33 per share (excluding proceeds from the exercise of options in connection with this offering). This represents an immediate increase in net tangible book value of $0.82 per share to our existing stockholders and an immediate dilution of $215.80 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$222.13
Historical net tangible book value per share as of June 29, 2019	$5.51
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	0.82
As adjusted net tangible book value per share after giving effect to this offering		6.33
Dilution in net tangible book value per share to new investors in this offering		$215.80
Each $1.00 increase (decrease) in the assumed public offering price of $222.13 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on July 29, 2019, would not increase (decrease) the as adjusted net tangible book value per share after this offering or dilution per share to new investors.
The following table summarizes, on an as adjusted basis described above, as of June 29, 2019, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed public offering price of $222.13 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on July 29, 2019, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Weighted Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	60,167,521	99.6%	$482,952,380	89.7%	$8.03
New investors	250,000	0.4	55,532,500	10.3	222.13
Total	60,417,521	100.0%	$538,484,880	100.0%
The dilution information discussed above is illustrative only and will change based on the actual offering price, the number of shares we sell and other terms of this offering that will be determined at pricing.
The total number of shares of our common stock reflected in the discussion and table above excludes 115,055 shares of our common stock to be sold in this offering by certain selling stockholders upon the exercise of vested options and:
•6,130,048 shares of common stock issuable upon exercise of stock options outstanding as of June 29, 2019, having a weighted-average exercise price of $11.01 per share (which excludes 115,055 shares of our common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options prior to the closing of this offering);

•70,360 shares of common stock issuable upon the vesting of RSUs outstanding as of June 29, 2019;
•3,437,794 shares of common stock reserved for future grant or issuance under the 2018 Plan as of June 29, 2019, plus shares that will automatically be added to the share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”; and
•804,195 shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, plus shares that will automatically be added to the share reserve each year, as more fully described in “Executive Compensation—Employee Stock Purchase Plan.”
To the extent that any outstanding options described above are exercised, new options are issued under our stock-based compensation plans, any of the outstanding RSUs described above are settled, or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering. If all of the 6,245,103 shares of common stock issuable upon exercise of stock options outstanding as June 29, 2019 had been exercised as of June 29, 2019, the as adjusted net tangible book value per share after this offering would be $6.78, and dilution in net tangible book value per share to new investors would be $215.35.
CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
The following information under “Certain Relationships and Related Party Transactions” in the Initial Preliminary Prospectus is updated as follows:
Participation in this Offering
Certain of our holders of more than 5% of our capital stock as well as certain of our executive officers and members of our board of directors and as applicable, their affiliates, have elected to sell some of their shares of common stock in this offering on the same terms as the other selling stockholders. The following table sets forth the aggregate number of shares of common stock that these related parties may sell in this offering:

Stockholder	Shares of Common Stock in Base Offering	Shares of Common Stock if Option to Purchase Additional Shares is Exercised	Total Sales Price
Ethan Brown, Chief Executive Officer and Director	39,130	5,870
Gregory Bohlen, Director	62,194	10,138
Mark J. Nelson, Chief Financial Officer and Treasurer	55,418	9,034
Chuck Muth, Chief Growth Officer	21,130	3,444
Diane Carhart, Director	9,069	—
Stephanie Pullings Hart, Senior Vice President, Operations	4.534	—
Seeding the Future Foundation (1)	52,174	7,826
Entities related to Kleiner Perkins Caufield & Byers	622,401	101,461
Entities related to Obvious Ventures	348,138	56,752
___________________

(1)	Seeding the Future Foundation is a 501(c)(3) entity. Mr. Bernhard van Lengerich, along with his spouse, serve as directors.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table and footnotes set forth information with respect to the beneficial ownership of our common stock as of July 10, 2019, subject to certain assumptions set forth in the footnotes and as adjusted to reflect the sale of the shares of common stock offered in the public offering under this prospectus for:
•each holder of 5% or more of the outstanding shares of our common stock;
•each of our named executive officers;
•each of our directors;
•all of our executive officers and directors as a group; and
•each of the other selling stockholders.
In accordance with SEC rules, each listed person’s beneficial ownership includes:
•all shares the stockholder actually owns beneficially or of record;
•all shares over which the stockholder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and
•all shares the stockholder has the right to acquire beneficial ownership of within 60 days after July 10, 2019.
Our calculation of the percentage of beneficial ownership prior to this offering is based on 60,286,940 shares of common stock outstanding as of July 10, 2019, which include 115,055 shares to be exercised and sold this offering. The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares. Shares of common stock that a person has the right to acquire within 60 days after July 10, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. As noted above, in connection with this offering, certain of the selling stockholders will exercise outstanding stock options in the aggregate amount of 115,055 shares of common stock. Such exercises have been reflected in the listed beneficial ownership for each stockholder below and have been included in the number of shares of common stock outstanding as of July 10, 2019.
Unless otherwise indicated, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to community property laws where applicable. Unless otherwise noted below, the business address of the stockholders listed below is the address of our principal executive office, 119 Standard Street, El Segundo, CA 90245.

	Shares beneficially owned prior to the offering					Shares beneficially owned after the offering
Name of beneficial owner	Common stock	Options exercisable within 60 days	Aggregate number of shares beneficially owned	%	Shares being offered	Assuming no exercise of option to purchase additional shares	%	Additional shares being offered if option to purchase additional shares is exercised	Assuming exercise of option to purchase additional shares	%
5% or more stockholders:
Entities affiliated with Kleiner Perkins Caufield & Byers(1)	7,751,463	—	7,751,463	12.88	622,401	7,129,062	11.78	101,461	7,027,601	11.6

	Shares beneficially owned prior to the offering					Shares beneficially owned after the offering
Name of beneficial owner	Common stock	Options exercisable within 60 days	Aggregate number of shares beneficially owned	%	Shares being offered	Assuming no exercise of option to purchase additional shares	%	Additional shares being offered if option to purchase additional shares is exercised	Assuming exercise of option to purchase additional shares	%
Entities affiliated with Obvious Ventures(2)	4,462,542	—	4,462,542	7.42	348,138	4,114,404	6.80	56,752	4,057,652	6.70
DNS-BYMT, LLC(3)	4,390,084	—	4,390,084	7.30	—	4,390,084	7.25	—	4,390,084	7.25

Named executive officers and directors
Ethan Brown(4)	1,604,027	1,573,895	3,177,922	5.15	39,130	3,138,792	5.05	5,870	3,132,922	5.04
Donald Thompson(5)	2,632,384	—	2,632,384	4.37	—	2,632,384	4.35	—	2,632,384	4.35
Seth Goldman(6)	1,019,011	13,213	1,032,224	1.72	—	1,032,224	1.71	—	1,032,224	1.71
Gregory Bohlen(7)	797,224	—	797,224	1.32	62,194	735,030	1.21	10,138	724,892	1.20
Mark J. Nelson(8)	520,268	223,953	744,221	1.23	55,418	688,803	1.13	9,034	679,769	1.12
Bernhard van Lengerich(9)	453,076	133,147	586,223	*	52,174	534,049	*	7,826	526,223	*
Charles Muth(10)	239,895	41,373	281,268	*	21,130	260,138	*	3,444	256,694	*
Raymond J. Lane(11)	256,108	—	256,108	*	—	256,108	*	—	256,108	*
Diane Carhart(12)	9,069	90,936	100,005	*	9,069	90,936	*	—	90,936	*
Dariush Ajami(13)	4,083	83,494	87,577	*	—	87,577	*	—	87,577	*
Christopher Isaac Stone(14)	18,519	—	18,519	*	—	18,519	*	—	18,519	*
Ned Segal(15)	5,000	6,976	11,976	*	—	11,976	*	—	11,976	*
Kathy N. Waller(16)	500	6,976	7,476	*	—	7,476	*	—	7,476	*
All directors and executive officers as a group(17) (15 persons)	7,563,698	2,217,617	9,871,375	15.68	191,475	9,589,900	15.28	28,486	9,561,414	15.24
Other selling stockholders:
Strategic Partners Entities(18)	1,003,964	—	1,003,964	1.67	78,322	925,642	1.53	12,767	912,875	1.51
Future Positive Health SPV(19)	1,774,573	—	1,774,573	2.95	138,440	1,636,133	2.7	22,568	1,613,565	2.67
S2G Entities(20)	1,814,375	—	1,814,375	3.02	141,545	1,672,830	2.76	23,074	1,649,756	2.73
Gates Entities(21)	1,688,971	—	1,688,971	2.81	128,737	1,560,234	2.58	24,975	1,535,259	2.54
Morgan Creek Partners Venture Access Funds, L.P.	1,610,024	—	1,610,024	2.68	125,603	1,484,421	2.45	20,475	1,463,946	2.42
Mitsui & Co. (U.S.A.), Inc.	808,433	—	808,433	1.34	63,068	745,365	1.23	10,281	735,084	1.21
Eminent Harmony Limited	489,141	—	489,141	*	38,282	450,859	*	6,240	444,619	*
Unicorn Link International, Ltd.	436,055	—	436,055	*	33,895	402,160	*	5,525	396,635	*
Proof I Entities(22)	1,317,830	—	1,317,830	2.19	102,808	1,215,022	2.01	16,308	1,198,714	1.98
MLC50 LP Inc.	312,165	—	312,165	*	24,353	287,812	*	3,969	283,843	*
Humane Society of the United States	277,303	—	277,303	*	21,633	255,670	*	3,526	252,144	*
Sidney W. Swartz Trusts(23)	431,092	—	431,092	*	33,629	397,463	*	5,481	391,982	*
Closed Loop Capital Investments, L.P.	269,220	—	269,220	*	21,002	248,218	*	3,423	244,795	*
Powerplant Ventures, LP	263,168	—	263,168	*	20,530	242,638	*	3,346	239,292	*
Bunge Ventures Ltd.	979,556	—	979,556	1.63	76,418	903,138	1.49	12,457	890,681	1.47

	Shares beneficially owned prior to the offering					Shares beneficially owned after the offering
Name of beneficial owner	Common stock	Options exercisable within 60 days	Aggregate number of shares beneficially owned	%	Shares being offered	Assuming no exercise of option to purchase additional shares	%	Additional shares being offered if option to purchase additional shares is exercised	Assuming exercise of option to purchase additional shares	%
Primerose Development Group Limited	1,589,640	—	1,589,640	2.64	137,014	1,452,626	2.4	22,335	1,430,291	2.36
Hyunju Yang	17,028	—	17,028	*	4,110	12,918	*	670	12,248	*
Total Formation Inc.	1,589,639	—	1,589,639	2.64	137,014	1,452,625	2.4	22,335	1,430,290	2.36
Sugar Bear Investments, LLC	134,610	—	134,610	*	10,501	124,109	*	1,711	122,398	*
TriplePoint Capital LLC	119,891	—	119,891	*	9,353	110,538	*	1,524	109,014	*
Innovative Fund, LLC	1,131,725	—	1,131,725	1.88	88,289	1,043,436	1.72	14,392	1,029,044	1.70
Brent Taylor	414,656	—	414,656	*	32,348	382,308	*	5,273	377,035	*
CAVU Venture Partners II, LP	386,494	—	386,494	*	30,151	356,343	*	4,915	351,428	*
West Investments IV, LLC	90,107	38,603	128,710	*	9,692	119,018	*	1,580	117,438	*
Little Harbor SAZ, LLC	248,751	—	248,751	*	19,405	229,346	*	3,163	226,183	*
The Bunting Family Private Fund LLC	161,686	—	161,686	*	12,613	149,073	*	2,056	147,017	*
General Mills, Inc.	176,768	—	176,768	*	13,790	162,978	*	2,248	160,730	*
Anni Roder	34,905	—	34,905	*	2,723	32,182	*	443	31,739	*
Demming International Ltd.	34,279	—	34,279	*	2,674	31,605	*	435	31,170	*
Scott Hairston(24)	97,556	—	97,556	*	27,826	69,730	*	4,174	65,556	*
Impact Assets, Inc.	257,626	—	257,626	*	20,098	237,528	*	3,276	234,252	*
Ismene, Ltd.	86,841	—	86,841	*	6,774	80,067	*	1,104	78,963	*
Mortimer Trust	276,603	—	276,603	*	21,578	255,025	*	3,517	251,508	*
OurCrowd (Investment in Beyond) LP, a BVI limited Partnership	28,063	—	28,063	*	2,189	25,874	*	356	25,518	*
Dae Kim	260,039	—	260,039	*	20,286	239,753	*	3,307	236,446	*
MSA Entities(25)	243,500	—	243,500	*	18,996	224,504	*	3,096	221,408	*
Y Capital Management Inc.	21,024	—	21,024	*	1,640	19,384	*	267	19,117	*
H. Barton Co-Invest Fund III, LLC	71,415	—	71,415	*	5,571	65,844	*	908	64,936	*
Welch Trust Entities(26)	103,138	—	103,138	*	8,046	95,092	*	1,310	93,782	*
Ambrosia SPV 1	91,412	—	91,412	*	7,131	84,281	*	1,162	83,119	*
The Rebholz 2012 Trust DTD 7/12/12	31,097	—	31,097	*	2,425	28,672	*	395	28,277	*
Blue Horizon Corporation Inc.	45,704	—	45,704	*	3,565	42,139	*	581	41,558	*
Shaun Roger White Family Trust	13,710	—	13,710	*	1,069	12,641	*	174	12,467	*
David Zarfes	45,902	—	45,902	*	3,580	42,322	*	583	41,739	*
Levin Entities(27)	51,418	—	51,418	*	4,010	47,408	*	652	46,756	*
Moskowitz Entities(28)	73,059	222	73,281	*	5,716	67,565	*	931	66,634	*
New Crop Capital	61,070	—	61,070	*	4,764	56,306	*	776	55,530	*
Big Loud Capital, LLC	9,141	—	9,141	*	713	8,428	*	116	8,312	*
Moore Entities(29)	2,760	5,907	8,667	*	760	7,907	*	124	7,783	*
Other selling stockholder investors(30)	541,604	47,199	588,803	*	46,296	542,507	*	7,037	535,470	*

	Shares beneficially owned prior to the offering					Shares beneficially owned after the offering
Name of beneficial owner	Common stock	Options exercisable within 60 days	Aggregate number of shares beneficially owned	%	Shares being offered	Assuming no exercise of option to purchase additional shares	%	Additional shares being offered if option to purchase additional shares is exercised	Assuming exercise of option to purchase additional shares	%
Other selling stockholder employees of the Company(31)	78,097	64,992	143,089	*	11,445	131,644	*	1,083	130,561	*
Other selling stockholder ambassador and other non-employee investors of the Company(32)	57,750	—	57,750	*	3,392	54,358	*	551	53,807	*
__________________

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)
Consists of (i) 7,146,849 shares of common stock held by Kleiner Perkins Caufield & Byers XIV, LLC (“KPCB XIV”) and (ii) 604,614 shares of common stock held by KPCB XIV Founders Fund, LLC (“KPCB XIV FF”). All shares are held for convenience in the name of “KPCB Holdings, Inc., as nominee” for the accounts of such entities. The managing member of KPCB XIV and KPCB XIV FF is KPCB XIV Associates, LLC (“KPCB XIV Associates”). Brook Byers, L. John Doerr, William Gordon and Theodore Schlein, the managing members of KPCB XIV Associates, may be deemed to have shared voting and dispositive power over the shares held by KPCB XIV and KPCB XIV FF. The address for each of the entities identified above is 2750 Sand Hill Road, Menlo Park, CA 94025.

(2)
Consists of (i) 3,873,584 shares of common stock held by Obvious Group LLC (“Obvious Group”) and (ii) 588,958 shares of common stock held by Obvious Ventures I, L.P. (“OV1”). The sole managing member of Obvious Group is Evan Williams, who may be deemed to have sole voting and dispositive power over the shares held by Obvious Group. The general partner of Obvious Ventures I, L.P. is Obvious Ventures GP I, L.L.C. (“OV1 GP”). Evan Williams and James Joaquin, the managing members of OV1 GP, may be deemed to have shared voting and dispositive power over the shares held by OV1 GP. The address for Obvious Group is PO Box 849 Lafayette, CA 94549-0849. The address for OV1 and OV1 GP is 220 Halleck Street, Suite 120, San Francisco, CA 94129.

(3)
Consists of 4,390,084 shares of common stock held of record by DNS-BYMT, LLC. DNS-BYMT, LLC (“DNS”) is a manager-managed Delaware limited liability company. The controlling member of DNS is DNS Venture Partners, LLC (“DNS VP”), a manager-managed Delaware limited liability, and the sole managers of both DNS and DNS VP are P. Daniel Donohue and Edward Rabin who may be deemed to have shared voting and dispositive power over the shares held by DNS. Subsequent to July 10, 2019, DNS distributed 225,782 shares to certain of its members, including 97,556 shares to Scott Hairston, a portion of which are being sold in the offering (see footnote 24 below). The address for each of the entities identified above is 350 S Main Ave., Suite 402, Sioux Falls, SD 57104.

(4)
Consists of (i) 1,604,027 shares of common stock and (ii) 1,573,895 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after July 10, 2019. Pursuant to a personal loan from a lender that is not the company, all but 180,874 of Mr. Brown’s shares are subject to a “negative pledge” under which the sale or transfer of his shares would result in such loan becoming due.

(5)
Consists of (i) 15,000 shares of common stock held by Donald Thompson, (ii) 520,181 shares of common stock held by Cleveland Manor Investments II LLC (“Cleveland Manor”), (iii) 1,940,680 shares of common stock held by Beyond Meat CA LLC (“BM CA”), and (iv) 156,523 shares of common stock held by CA Food I Fund, LLC (“CA Food”). Cleveland Avenue Food and Beverage Fund Holdings LLC (“CA F & B”) is the sole member of BM CA. Cleveland Avenue GP, LLC (“CA GP”) is the sole manager of CA F & B. Cleveland Avenue, LLC (“CA LLC”) is the sole manager of CA GP. Mr. Thompson is the sole manager of CA LLC and may be deemed to have sole voting and dispositive power over the shares held by BM CA. Mr. Thompson is the sole manager of Cleveland Manor and may be deemed to have sole voting and dispositive power over the shares held by Cleveland Manor. CA LLC is the sole manager of CA Food. Mr. Thompson is the sole manager of CA LLC and may be deemed to have sole voting and dispositive power over the shares held by CA Food. The address for each of the entities identified above is 222 N. Canal, St. Chicago, IL 60606.

(6)
Consists of (i) 253,659 shares of common stock held by the Julie D. Farkas Revocable Trust, (ii) 92,358 shares of common stock held by the Seth Goldman Revocable Trust, (iii) an aggregate of 600 shares of common stock held by Seth Goldman’s sons, who are residing in Mr. Goldman’s household, (iv) 450 shares of common stock purchased by Impact Assets Inc., through a donor advised fund over which Mr. Goldman has dispositive control, and (v) (a) 672,394 shares of common stock and (b) 13,213 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after July 10, 2019 held in each case by Seth Goldman. Mr. Goldman’s spouse is the trustee of the Julie D. Farkas Revocable Trust and Mr. Goldman is the trustee of the Seth Goldman Revocable Trust. Therefore, Mr. Goldman may be deemed to have voting and dispositive power over the shares held by both trusts.

(7)
Consists of (i) 291,954 shares of common stock held by Union Grove Partners Direct Venture Fund, LP, (ii) 20,210 shares of common stock held by Union Grove Partners Venture Access Fund II, LP, and (iii) 485,060 shares of common stock held by Union Grove Partners Venture Access Fund II-B, LP (collectively, the “Union Grove Funds”). Union Grove Venture Partners 2014, LLC is the general partner of Union Grove Partners Direct Venture Fund, LP. Union Grove Venture Partners 2015, LLC is the general partner of Union Grove Partners Venture Access Fund II, LP. Union Grove Venture Partners 2015-B, LLC is the general partner of Union Grove Partners Venture Access Fund II-B, LP. Mr. Bohlen serves on the investment committee of each of Union Grove Venture Partners 2014, LLC, Union Grove Venture Partners 2015, LLC and Union Grove Venture Partners 2015-B, LLC, and may be deemed to share voting and dispositive power over the shares held by the Union Grove Funds with the other members of the investment committee. The address for each of the entities identified above is 7203 Union Grove Church Rd., Chapel Hill, NC 27516.

(8)
Consists of (i) 520,268 shares of common stock, which includes 55,418 shares of common stock issuable upon the exercise of stock options in connection with the offering and (ii) 223,953 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after July 10, 2019 and not including the options exercised in connection with the offering.

(9)
Consists of (i) 53,633 shares of common stock held by Mr. van Lengerich, (ii) 133,147 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after July 10, 2019, and (iii) 399,443 shares of common stock held by Seeding the Future Foundation, a 501(c)(3) organization. Seeding the Future Foundation is the selling stockholder in this transaction. Mr. van Lengerich is the founder and president of Seeding the Future Foundation. In addition, Mr. van Lengerich and his wife serve as the only board members of Seeding the Future Foundation. Therefore, Mr. van Lengerich may be deemed to have voting and dispositive power over the shares held by Seeding the Future Foundation. The address for Seeding the Future Foundation is 1855 Troy Lane Plymouth, MN 55447.

(10)
Consists of (i) 239,895 shares of common stock, which includes 21,130 shares of common stock issuable upon the exercise of stock options in connection with the offering and (ii) 41,373 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after July 10, 2019, and not including the options exercised in connection with the offering.

(11)
Consists of (i) 222,170 shares of common stock held by GreatPoint Ventures Innovation Fund, LP, (ii) 4,496 shares of common stock held by GreatPoint Ventures Innovation Parallel Fund, L.P., and (iii) 29,442 shares of common stock held by Stephanie H. Lane and Raymond J. Lane as Community Property. GreatPoint Investment Partners, LLC is the general partner of GreatPoint Ventures Innovation Fund, L.P. and GreatPoint Ventures Innovation Parallel Fund, L.P. Mr. Lane serves on the investment committee of GreatPoint Investment Partners, LLC and may be deemed to share voting and dispositive power over the shares held by GreatPoint Ventures Innovation Fund, L.P. and GreatPoint Ventures Innovation Parallel Fund, L.P. with the other members of the investment committee. The address for each of the entities identified above is 744 Montgomery Street, 5th Floor San Francisco, CA 94111.

(12)
Consists of (i) 9,069 shares of common stock, which includes 9,069 shares of common stock issuable upon the exercise of stock options in connection with the offering and (ii) 90,936 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after July 10, 2019, and not including the options exercised in connection with the offering.

(13)
Consists of (i) 2,083 shares of common stock held by Dariush Ajami, (ii) 2,000 shares of common stock held by Mr. Ajami’s wife, and (ii) 83,494 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after July 10, 2019.

(14)
Consists of 18,519 shares of common stock that are held by the Biz and Livy Stone Family Trust, for which Mr. Stone and his wife serve as co-trustees and for which Mr. Stone may be deemed to have voting and dispositive power over the shares held by the trust.

(15)	Consists of (i) 5,000 shares of common stock and (ii) 6,976 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after July 10, 2019.

(16)	Consists of (i) 500 shares of common stock and (ii) 6,976 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after July 10, 2019.

(17)
Consists of (i) 8,220,317 shares of common stock which includes 90,151 shares of common stock issuable upon the exercise of stock options in connection with the offering and (ii) 2,217,677 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of July 10, 2019, and not including the options exercised in connection with the offering.

(18)	Consists of (i) 797,608 shares of common stock held by Strategic Partners VIII Investments L.P. and (ii) 206,356 shares of common stock held by Strategic Partners VII Investments L.P. (Series D).

(19)	Consists of (i) 1,224,491 shares of common stock held by Future Positive Health II SPV LLC and (ii) 550,082 shares of common stock held by Future Positive Health I SPV LLC.

(20)	Consists of (i) 1,742,641 shares of common stock held by S2G Ventures Fund I, L.P. and (ii) 71,734 shares of common stock held by S2G Ventures Fund II, L.P.

(21)
Consists of (i) 1,688,971 shares of common stock held by Gates Frontier, LLC. Subsequent to July 10, 2019, Gates Frontier, LLC transferred 252,000 shares of common stock to the Bill & Melinda Gates Foundation Trust, of which 128,737 shares are being sold in this offering.

(22)	Consists of (i) 104,607 shares of common stock held by Proof I, LLC, (ii) 762,179 shares of common stock held by BM1 P, LLC and (iii) 451,044 shares of common stock held by BM2 P, LLC.

(23)
Consists of (i) 315,906 shares of common stock held by the Sidney W Swartz 1982 Trust B for Jeffrey Swartz, (ii) 75,413 shares of common stock held by the Sidney W Swartz 1982 Trust A for Jeffrey Swartz and (iii) 39,773 shares of common stock held by the Sidney W. Swartz 1982 Family Trust C for the Issue of Jeffrey Swartz.

(24)	Consists of 97,556 shares of common stock distributed to Mr. Hairston from DNS-BYMT, LLC subsequent to July 10, 2019.

(25)	Consists of (i) 157,862 shares of common stock held by MSA Enterprises AIV I, LP and (ii) 85,638 shares of common stock held by MSA Isolate, LP.

(26)
Consists of (i) 51,419 shares of common stock held by the John F. Welch, Jr. 2004 Revocable Trust, (ii) 51,419 shares of common stock held by the Suzy Welch Revocable Trust and (iii) 300 shares of common stock held by the Welch Jr. 2004 Revocable Trust.

(27)	Consists of (i) 25,709 shares of common stock held by Eichner Investments LLC and (ii) Felicia Levin 1995 Family Trust UAD 12/15/1995.

(28)
Consists of (i) 49,879 shares of common stock held by MMBL Enterprise WA, LLC and (ii) 23,180 shares of common stock and 222 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after July 10, 2019 held by Beth Moskowitz.

(29)
Consists of (i) 2,000 shares of common stock held by Maya Moore and (ii) 6,667 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after July 10, 2019 held by Three 23, Inc.

(30)
Consists of selling stockholder investors not otherwise listed in this table who collectively beneficially own less than 1% of our common stock prior to the offering. Consists of (i) 541,604 shares of common stock, which includes 16,733 shares of common stock issuable upon the exercise of stock options in connection with the offering and (ii) 47,199 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after July 10, 2019, and not including the options exercised in connection with the offering.

(31)
Consists of selling stockholder employees not otherwise listed in this table who collectively beneficially own less than 1% of our common stock prior to the offering. Consists of (i) 78,097 shares of common stock, which includes 5,803 shares of common stock issuable upon the exercise of stock options in connection with the offering and (ii) 64,992 shares of common stock issuable upon the exercise of stock options exercisable within 60 days after July 10, 2019, and not including the options exercised in connection with the offering.

(32)
Consists of selling stockholder ambassador and other non-employee investors not otherwise listed in this table who collectively beneficially own less than 1% of our common stock prior to the offering. Consists of 57,750 shares of common stock.

DESCRIPTION OF CAPITAL STOCK
The following information under “Description of Capital Stock” in the Initial Preliminary Prospectus is updated as follows:
Common Stock
As of July 15, 2019, we had 60,173,551 shares of common stock issued and outstanding held by 227 stockholders of record.
SHARES ELIGIBLE FOR FUTURE SALE
Sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our

Common Stock—Future sales of our common stock in the public market could cause our share price to fall.”
Upon the consummation of this offering, based on 60,167,521 shares of our common stock outstanding as of June 29, 2019, we will have 60,532,576 shares of common stock outstanding, which includes 115,055 shares of our common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options prior to the closing of this offering. Of these shares, all of the shares sold in this offering, as well as shares sold in our IPO, will be freely transferable without restriction or further registration under the Securities Act, except that any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act may be sold only in compliance with the limitations described below.
The shares of common stock held by our stockholders prior to our IPO, of which 48,807,972 were outstanding as of June 29, 2019, are “restricted securities” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rules 144 and 701 promulgated by the SEC under the Securities Act. As a result of the contractual 180-day and 90-day lock-up periods described below under “Lock-Up Agreements” and in “Underwriting” and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:
•beginning October 29, 2019, which is the 181st day after the date of the prospectus for our IPO, up to 48,807,972 shares held by existing stockholders prior to our IPO (including directors and officers, and the selling stockholders) that are not sold in this offering may be eligible for sale in the public market, of which 15,164,518 shares are held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and
•the remainder of the shares of common stock not described above in this paragraph will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.
In addition, 131,542 of the shares purchased in our directed share program in connection with our IPO are subject to the180-day lock-up period for our IPO and will be eligible for sale in the public market beginning October 29, 2019, subject in some cases to the volume and other restrictions of Rule 144 and to certain other limits under the Exchange Act.
Lock-Up Agreements
We, all of our directors and executive officers, and holders of substantially all of our capital stock outstanding immediately prior to our IPO agreed that, subject to certain exceptions, until October 28, 2019, which is the 180th day after the date of the prospectus for our IPO, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time. See “Underwriting—Lock-Up.”
The underwriters intend to waive, with respect to the shares being sold in this offering, the restrictions under these lock-up agreements applicable to us and the selling stockholders for purposes of this offering. The remaining shares held by the selling stockholders and not sold in this offering will continue to be locked up under the IPO lock-up agreement.

Rule 144
In general, under Rule 144, as currently in effect, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreements described in “Underwriting,” within any three-month period, a number of shares that does not exceed the greater of:
•1% of our then-outstanding shares of common stock, which will equal approximately 605,325 shares immediately after this offering, based on the number of shares of our common stock outstanding as of June 29, 2019 (including 115,055 shares to be exercised and sold in the offering upon exercise of vested options); or
•the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice of the sale with the SEC.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these shares, or the perception that sales will be made, may adversely affect the price of our common stock after this offering because a great supply of shares would be, or world be perceived to be, available for sale in the public market.
A person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months may sell shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell shares without restriction.
We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.
Rule 701
In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering is entitled to resell such shares 90 days after the effective date of our initial public offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after our initial public offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual lock-up restrictions described above, beginning July 30, 2019, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.
Registration Statement on Form S-8
We filed a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding stock options under our 2011 Plan or reserved for future issuance under our 2018 Plan and 2018 ESPP. This registration statement covers approximately 9,776,590 shares as of June 29, 2019. Shares registered under the registration statement will generally be available for sale in the open market after October 28, 2019. See “Certain Relationships and Related-Party Transactions—Amended and Restated Investors’ Rights Agreement.”

Registration Rights
Beginning on October 29, 2019, subject to certain exceptions and automatic extensions in certain circumstances, certain holders of shares of our common stock will be entitled to the rights described under “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of the registration.

Beyond Meat, Inc., the issuer, has filed a registration statement (including the preliminary prospectus dated July 29, 2019) with the SEC in connection with the offering to which this communication relates. Before you invest you should read the prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You can obtain these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, copies of the prospectus may be obtained from Goldman Sachs & Co. LLC, (Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com); J.P. Morgan Securities LLC, (Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com); and Credit Suisse Securities (USA) LLC, (Attention: Prospectus Department, Eleven Madison Avenue, New York, NY 10010, or by telephone at (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com).